FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Launches BlackBerry Mobile Conferencing App on BlackBerry App World	2

Document 1

June 3, 2011

NOT FOR IMMEDIATE RELEASE

RIM Launches BlackBerry Mobile Conferencing App on BlackBerry App World

Free App Makes Joining and Scheduling Conference Calls from a BlackBerry Smartphone Quick and Easy

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced availability of the free BlackBerry® Mobile Conferencing app on BlackBerry App World™ for customers in North America. BlackBerry Mobile Conferencing makes joining and scheduling conference calls from a BlackBerry® smartphone quick and easy.

The app converts audio conferencing details into a single “Join Now” button for a user to quickly and easily join a conference call from their BlackBerry smartphone in a single click. It also makes it easy to schedule conference calls from a BlackBerry smartphone in an easy two-step process using the BlackBerry Calendar and a user’s conference call profile, which they can easily set up in the app. Many of the leading audio conferencing systems are supported.

“With BlackBerry Mobile Conferencing, making conference calls has never been easier,” said Tom Goguen, vice president, collaboration and social networking at Research In Motion. “Converting multiple steps and hard to remember codes into a simple ‘Join Now’ button is another great example of how BlackBerry smartphones enhance communications and productivity.”

Key features of the BlackBerry Mobile Conferencing app include:

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One-Click Join – Before a conference call starts, a pop-up reminder displays a “Join Now” button that, with a single click, dials the conference bridge and enters the appropriate codes to connect the user to the conference. If the call gets disconnected or the user needs to drop off, the app will present a “Reconnect” button, which dials the user back into the call with one click.

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Easy Conference Scheduling – A user can schedule a conference call complete with conference bridge details directly from the BlackBerry Calendar in an easy two-step process.  To enable this capability, the user sets their conference call profile once in the BlackBerry Mobile Conferencing app, including dial-in numbers and access codes, then simply adds the profile as part of the calendar invitation. (The moderator code is kept hidden from participants in the calendar invitation.)

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Optimal Conference Call Number Selection – If multiple dial-in numbers are provided to accommodate participants in different regions, the application can automatically choose an optimal number to use (for calls within North America), such as using the local number if the user is within the local calling area rather than a toll-free number; or a toll- free number if the dial-in number would otherwise be long distance. Users can also select or modify a specific dial-in number manually.

BlackBerry Mobile Conferencing requires BlackBerry® Device Software 5.0 or higher. It is currently available in North America on BlackBerry App World at http://appworld.blackberry.com/webstore/content/46253.

For more information, visit www.blackberry.com/mobileconferencing.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained atwww.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 3, 2011	By:	\s\ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer